This is the form of material change report required under Section 85(1) of the Securities Act.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

Avino Silver & Gold Mines Ltd.
400-455 Granville Street
Vancouver, BC V6C 1T1

2. Date of Material Change

September 18, 2002

3. Press Release

September 18, 2002

4. Summary of Material Change

The Company assigned its 50% interest in the Bralorne and Pioneer Mine and Property located near Goldbridge, BC.

5. Full Description of Material Change

The Companies jointly announce that Avino Silver & Gold Mines Ltd. (“Avino”) has assigned its 50% undivided interest in the Bralorne-Pioneer Mine Property, located near Goldbridge, B.C., to Avino Silver & Gold Mines Ltd. (“BPN”) for indemnity and BPN’s assumption of all liability in connection therewith.

BPN now holds a 100% undivided interest in the Bralorne-Pioneer Mine Property, and has effectively assumed all liability to creditors under the 1995 Mortgage Bonds in the principal sum of approximately US$2.0 million, who hold a fixed and specific mortgage against the property, maturing on October 25, 2002.

6. Reliance on Section 85(2) of the Act

N/A

7. Omitted Information

N/A

8. Senior Officers

Contact Person: Louis Wolfin
Business Telephone: 604-682-3701

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 5th day of December 2002.

AVINO SILVER & GOLD MINES LTD.

“Louis Wolfin”
President